BANRO CORPORATION (the "Corporation")

Annual Meeting of Shareholders of the Corporation held on June 30, 2017

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual meeting of shareholders of the Corporation held on June 30, 2017 (the "Meeting").

The matters voted upon at the Meeting and the results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

	Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Richard W. Brissenden	79,113,205	96.19%	3,131,212	3.81%
John A. Clarke	79,198,051	96.30%	3,046,366	3.70%
Peter N. Cowley	81,771,039	99.42%	473,378	0.58%
Michael H. Li	79,192,238	96.29%	3,052,179	3.71%
Jiongjie Lu	64,686,824	78.65%	17,557,593	21.35%
Robert L. Rauch	64,689,392	78.66%	17,555,025	21.34%
Robert A. Rorrison	81,771,400	99.42%	473,017	0.58%
Derrick H. Weyrauch	81,679,549	99.31%	564,868	0.69%

2. Appointment of Auditors

By resolution passed via a show of hands, KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be fixed by the directors of the Corporation. The following are details of this vote appointing KPMG LLP:

Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
90,158,809	98.39%	1,474,298	1.61%